FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a- 16 or 15d- 16 of
the Securities Exchange Act of 1934
For the month of February 2009
CGG-Veritas
Tour Maine Montparnasse - 33 Avenue du Maine – BP 191 - 75755 PARIS CEDEX 15 (address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑      Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

CGGVeritas Announces
the Settlement of its Mandatory Offer for all Wavefield Shares,
the Launching of a Squeeze-Out Procedure for all Remaining
Shares of Wavefield not Tendered to the Mandatory Offer,
and the Subsequent Application for Delisting of Wavefield
Paris, February 3, 2009 - CGGVeritas (ISIN: 0000120164 – NYSE: CGV) announced today that the settlement of its mandatory offer (the “Offer”) for the 38,903,024 shares of Wavefield Inseis (“Wavefield”) (OSE: WAVE) (representing 30.1% of the share capital) that it did not own on December 30, 2008, as well as the 2,892,875 shares that could be created following the exercise of the existing stock options, will occur on or about February 4, 2009.
Upon settlement of the Offer, CGGVeritas will hold approximately 98.6% of the existing share capital and voting rights of Wavefield.
In accordance with applicable laws and regulations and as set forth in section 2.17 of the Offer document, considering CGGVeritas owns more than 90% of the shares of Wavefield, CGGVeritas has decided, following the settlement of the Offer, to launch a compulsory acquisition (“Squeeze-Out”) of the remaining shares of Wavefield.
In accordance with section 6-22(2) of the Norwegian Securities Trading Act, the price offered in the Squeeze-Out will be the same as the Offer price, i.e. NOK 15.17 for each Wavefield share, and will be paid in cash.
In accordance with the Norwegian Public Limited Companies Act, all Wavefield shares subject to the Squeeze-Out will be transferred to CGGVeritas in February 2009, while compensation for those shares will be paid after the expiry of the objection period, in April 2009.
After completion of such transfer, a shareholders’ meeting of Wavefield will be convened to approve the application for a delisting of Wavefield shares.
About CGGVeritas
CGGVeritas (www.cggveritas.com) is a leading international pure-play geophysical company delivering a wide range of technologies, services and equipment through Sercel, to its broad base of customers mainly throughout the global oil and gas industry.
CGGVeritas is listed on Euronext Paris SA (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares, NYSE: CGV).

Investor Relations Contacts

Paris:	Houston:
Christophe Barnini	Hovey Cox
Tel: +33 1 64 47 38 10	Tel: +1 (832) 351-8821
E-Mail: invrelparis@cggveritas.com	E-Mail: invrelhouston@cggveritas.com

Press Contacts Paris
Brunswick: Laurent Perpère / Jérôme Biscay
Telephone: +33 1 53 96 83 83
E-Mail: cggveritas@brunswickgroup.com
Disclaimer
This press release contains forward-looking statements, including, without limitation, statements about CGGVeritas (“the Company”) plans, strategies and prospects and the combination with Wavefield Inseis ASA discussed herein. These forward-looking statements are subject to risks and uncertainties that may change at any time, and, therefore, the Company’s actual results may differ materially from those that were expected. The Company based these forward-looking statements on its current assumptions, expectations and projections about future events. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, it is very difficult to predict the impact of known factors and it is impossible for us to anticipate all factors that could affect our proposed results. In particular there can be no assurance as to the consummation or timing of the acquisition or the realization of any synergies. All forward-looking statements are based upon information available to the Company as of the date of this document. Important factors that could cause actual results to differ materially from management’s expectations are disclosed in the Company’s periodic reports and registration statements filed with the SEC and the AMF. Investors are cautioned not to place undue reliance on such forward-looking statements.
The Offer is made for the shares of Wavefield, a company organized under the laws of the Kingdom of Norway, and is subject to the laws of the Kingdom of Norway. The Offer is being made in reliance on the exemption from certain requirements of Regulation 14E of the U.S. Securities Exchange Act of 1934 provided by Rule 14d-1(c) thereunder. The Offer is subject to disclosure requirements and takeover laws and regulations of the Kingdom of Norway that may be quite different from those of the United States. The financial statements of Wavefield included in the Offer Document, have been prepared in accordance with International Financial Reporting Standards and are not comparable to the financial statements of United States companies. It may be difficult for investors to enforce their rights and any claim they may have arising under U.S. securities laws, since the Company is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. Investors may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment. Neither the U.S. Securities and Exchange Commission (SEC) nor the securities commission of any state in the United States has approved or disapproved of the Offer, passed upon the merits or fairness of the Offer or passed upon the adequacy or accuracy of the disclosure in the Offer Document. Any representation to the contrary is a criminal offence in the United States.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, Compagnie Générale de Géophysique - Veritas has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.
Date: February 3rd, 2009

By /s/ Gerard CHAMBOVET

Gerard CHAMBOVET
Senior EVP QHSE, Career Development &
Training, Communication and Audit